

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2020

Martin McNulty, Jr.
Chief Executive Officer
Starboard Value Acquisition Corp.
777 Third Avenue, 18th Floor
New York, New York 10017

> **Re: Starboard Value Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 28, 2020**
> **File No. 333-248094**

Dear Mr. McNulty:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Form S-1 filed August 28, 2020

Exhibits

1. We note that Section 9.3 of the Form of Warrant Agreement filed as Exhibit 4.4 includes an applicable law provision limiting where claims may be brought (e.g., the courts of the State of New York or the United States District Court for the Southern District of New York). Please clarify if this provision is applicable to investors in this offering and, if so, whether it applies to claims made under the federal securities laws. If the provision is applicable to investors in this offering, please also revise your prospectus to discuss the provision, including a description of any risks or other impacts on investors and whether there is uncertainty as to its enforceability.

You may contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Alice Hsu